UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

BSR REAL ESTATE INVESTMENT TRUST

B.	(1) This is an (check one):

☒	original filing for the Filer.

☐	amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T

Rule 101(b)(9): ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	BSR REAL ESTATE INVESTMENT TRUST

Form type:	Registration Statement on Form 40-F

File Number (if known):	001-43491

Filed by:	BSR REAL ESTATE INVESTMENT TRUST

Date Filed (if filed concurrently, so indicate):	September 30, 2026 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of:

Ontario

and has its principal place of business at:

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

(501) 374-5050

E.	The Filer designates and appoints Registered Agent Solutions, Inc. (“Agent”) located at:

Registered Agent Solutions, Inc.

5301 Southwest Parkway, Suite 400

Austin, TX 78735
(888) 705-7274

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)            any investigation or administrative proceeding conducted by the United States Securities and Exchange Commission (the “Commission”); and

(b)            any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.              The Filer, in connection with the use of Form 40-F, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form 40-F in conjunction with which the amendment is being filed.

G.             The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 30th day of September, 2026.

Filer:		BSR REAL ESTATE INVESTMENT TRUST

	By:	/s/ Daniel M. Oberste
		Name:	Daniel M. Oberste
		Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

REGISTERED AGENT SOLUTIONS, INC.
(Agent for Service)

By:	/s/ John P. Barber, Jr
	Name:	John P. Barber, Jr
	Title:	Assistant Secretary
	Date:	September 30, 2026

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